Exhibit 99.1

Baozun Announces First Quarter Fiscal Year 2016 Unaudited Financial Results

SHANGHAI, CHINA – May 23, 2016 -- Baozun Inc. (NASDAQ: BZUN) ("Baozun" or the "Company"), the leading brand e-commerce solutions provider in China, today announced its unaudited financial results for the first quarter ended March 31, 2016.

First Quarter 2016 Financial Highlights

●	Total net revenues were RMB668.2 million (US$[1]103.6 million), an increase of 40.0% year-over-year.

●	Net income was RMB4.1 million (US$0.6 million), a significant increase of 107.9% year-over-year.

●	Non-GAAP net income[2] was RMB14.1 million (US$2.2 million), an increase of 85.1% year-over-year.

●	Basic and diluted non-GAAP net income attributable to ordinary shareholders per American Depository Share[3] (“ADS[4]”) were RMB0.29 (US$0.04) and RMB0.27 (US$0.04), respectively, compared with basic and diluted non-GAAP net loss attributable to ordinary shareholders per ADS of RMB1.89 and RMB1.89, respectively, for the same period of 2015.

First Quarter 2016 Operational Highlights

●	Total Gross Merchandise Volume (“GMV”)[5] was RMB1,853.0 million, an increase of 60.1% year-over-year. Maikefeng, the Company’s online retail platform, contributed RMB51.0 million to total GMV, an increase of 125.3% year-over-year.

●	Distribution GMV[6] was RMB541.1 million, an increase of 30.8% year-over-year.

●	Non-distribution GMV[7] was RMB1,311.9 million, an increase of 76.5% year-over-year.

●	Number of brand partners increased to 116 as of March 31, 2016, from 94 as of March 31, 2015.

●	Number of GMV brand partners increased to 98 as of March 31, 2016, from 84 as of March 31, 2015.

1 This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB 6.4480 to US$1.00, the noon buying rate in effect on March 31, 2016 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

2 Non-GAAP net income is a non-GAAP financial measure, which is defined as net income excluding share-based compensation expenses.

3 Basic and diluted non-GAAP net income per American Depository Share are non-GAAP financial measures, which are defined as non-GAAP net income (loss) attributable to ordinary shareholders divided by weighted average number of ADSs used in calculating basic and diluted net income (loss) per ADS, respectively.

4 Each ADS represents three Class A ordinary shares.

5 GMV includes value added tax and excludes (i) shipping charges, (ii) surcharges and other taxes, (iii) value of the goods that are returned and (iv) deposits for purchases that have not been settled.

6 Distribution GMV refers to the GMV under the distribution business model.

7 Non-distribution GMV refers to the GMV under the service fee business model and the consignment business model.

“Our business continued to gain momentum with another strong quarter of solid growth,” commented Mr. Vincent Qiu, Chairman and Chief Executive Officer of Baozun. “We held the First Global Brand E-commerce Summit earlier this month in Shanghai. The industry was incredibly upbeat and optimistic about the wealth of opportunities that China’s rising consumerism and brand e-commerce are creating. Having just completed our first year as a publicly listed company, we are pleased to welcome Steve Hsien- Chieng Hsia and Benjamin Changqing Ye as independent directors to our board. I am confident their wealth of leadership experience and business expertise will add significant value to Baozun. We remain focused on enhancing our capabilities and working closely with our brand partners to develop the industry’s best practices and strengthen our leadership in China’s brand e-commerce market.”

Mr. Beck Chen, Chief Financial Officer of Baozun added, “We are pleased to see stronger than expected growth this quarter with GMV increasing by 60%, significant margin improvement and net income more than doubling this quarter compared to the same period last year. As we mentioned last quarter, we expect total GMV for fiscal year 2016 to increase by over 50% from 2015. We continue to focus on improving our business model mix by expanding our non-distribution GMV business, which grew by 76% during the quarter, faster than total GMV growth. As the leading brand e-commerce solutions provider in China, Baozun is benefiting from increased demand by consumers for quality brands and authentic products. We believe these results demonstrate the increasing importance that brand e-commerce is playing in a brand’s strategy in China and our capability to help them benefit from the enormous growth opportunities. We will continue to optimize our business model mix and further increase our profitability.”

First Quarter 2016 Financial Results

Total net revenues were RMB668.2 million (US$103.6 million), an increase of 40.0% from RMB477.2 million in the same quarter of last year. Maikefeng contributed RMB6.5 million (US$1.0 million) to total net revenues, a decrease of 66.4% from RMB19.3 million in the same quarter of last year.

Product sales revenue was RMB465.7 million (US$72.2 million), an increase of 31.7% from RMB353.7 million in the same quarter of last year. The increase was primarily due to the increased popularity of brand partners’ products and increasingly effective promotional and marketing activities. Maikefeng contributed RMB3.8 million (US$0.6 million) to product sales revenues, a decrease of 80.3% from RMB19.3 million in the same quarter of last year. The decrease was a result of Maikefeng’s transition from a direct sales model to a marketplace-focused model.

Services revenue was RMB202.5 million (US$31.4 million), an increase of 63.9% from RMB123.5 million in the same quarter of last year. The increase was primarily attributable to growth in sales of apparel products sold by existing brand partners as they expand their online presence, and the addition of new brand partners in the apparel category. Maikefeng contributed RMB2.7 million (US$0.4 million) to services revenue, compared with nil during the same quarter of last year.

Total operating expenses were RMB664.2 million (US$103.0 million), compared with RMB474.4 million in the same quarter of last year.

●	Cost of products was RMB410.8 million (US$63.7 million), compared with RMB322.9 million in the same quarter of last year. The increase was primarily due to an increase in the volume of product sales. Maikefeng accounted for RMB4.6 million (US$0.7 million) in cost of products, compared with RMB16.4 million in the same quarter of last year.

●	Fulfillment expenses were RMB93.0 million (US$14.4 million), compared with RMB52.1 million in the same quarter of last year. The increase was primarily due to increases in GMV contribution from the consignment business, and an increase in rental expenses for the Company’s warehouses. Maikefeng accounted for RMB1.2 million (US$0.2 million) in fulfillment expenses, compared with RMB2.9 million in the same quarter of last year.

●	Sales and marketing expenses were RMB119.4 million (US$18.5 million), compared with RMB73.9 million in the same quarter of last year. The increase was primarily due to an increase in promotional and marketing expenses associated with the Company’s online stores. Maikefeng accounted for RMB8.8 million (US$1.4 million) in sales and marketing expenses, compared with RMB5.4 million in the same quarter of last year.

●	Technology and content expenses were RMB21.2 million (US$3.3 million), compared with RMB12.6 million in the same quarter of last year. The increase was primarily due to increases in technology-focused staff and project-based variable technological expenses from brand stores. Maikefeng accounted for RMB1.5 million (US$0.2 million) in technology and content expenses, compared with RMB1.1 million in the same quarter of last year.

●	General and administrative expenses were RMB20.3 million (US$3.2 million), compared with RMB12.4 million in the same quarter of last year. The increase was primarily due to increases in share-based compensation expenses and professional service fees associated with being a publicly listed company. Maikefeng accounted for RMB0.5 million (US$0.1 million) in general and administrative expenses, compared with nil during the same quarter of last year.

Excluding Maikefeng’s direct impact on revenues and expenses, non-GAAP income from operations was RMB24.1 million (US$3.7 million), compared with RMB14.8 million in the same quarter of last year, and non-GAAP operating margin was 3.6%, compared with 3.2% in the same quarter of last year.

Net income was RMB4.1 million (US$0.6 million), a significant increase of 107.9% year-over-year. Basic and diluted earnings attributable to ordinary shareholders per ADS were RMB0.09, compared with basic and diluted net loss attributable to ordinary shareholders per ADS of RMB2.49, for the same period of 2015.

Non-GAAP net income was RMB14.1 million (US$2.2 million), an increase of 85.1% year-over-year. Non-GAAP net margin8 was 2.1%, compared with 1.6% in the same quarter of last year. Basic and diluted non-GAAP net income attributable to ordinary shareholders per ADS were RMB0.29 and RMB0.27, respectively, compared with basic and diluted non-GAAP net loss attributable to ordinary shareholders per ADS of RMB1.89 and RMB1.89, respectively, for the same period of 2015.

8 Non-GAAP net margin is a non-GAAP financial measure, which is defined as non-GAAP net income as a percentage of total net revenues.

As of March 31, 2016, the Company had RMB683.4 million (US$106.0 million) of cash, cash equivalents and short-term investments, a decrease from RMB837.3 million as of December 31, 2015 due to the Company’s share repurchase program, investment in logistics and office space and procurement of products for end-of-season sales campaigns.

Share Repurchase

As of March 31, 2016, the Company had repurchased approximately US$10 million in aggregate of its own ADSs, completing the share repurchase program announced in November 2015.

Business Outlook

For the second quarter of 2016, the Company expects total net revenues to be between RMB680 million and RMB690 million, representing year-over-year growth of approximately 31% to 33%.

Conference Call

The Company will host a conference call to discuss the earnings at 8:00 a.m. Eastern Time on Monday, May 23, 2016 (8:00 p.m. Beijing time on the same day).

Dial-in numbers for the live conference call are as follows:

International:	+852 5808 3202
U.S. Toll Free	+1 631-514-2526
Mainland China Toll Free	4001-200-539
Hong Kong Toll Free	800-905-927
Passcode: BZUN

A telephone replay of the call will be available after the conclusion of the conference call through 11:59 p.m. Hong Kong Time, June 6, 2016.

Dial-in numbers for the replay are as follows:

International Dial-in	+61-2-9641-7900
U.S. Toll Free	1-866-846-0868
Passcode: 1283361

A live and archived webcast of the conference call will be available on the Investor Relations section of Baozun’s website at http://ir.baozun.com/.

Use of Non-GAAP Financial Measures

In evaluating the Company’s business, the Company considers and uses non-GAAP net income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss), non-GAAP net margin, non-GAAP net income (loss) attributable to ordinary shareholders and non-GAAP net income (loss) attributable to ordinary shareholders per ADS, as supplemental measures to review and assess the Company’s operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Non-GAAP net income/(loss) from operations is net income/(loss) from operations excluding share-based compensation expenses. Non-GAAP operating margin is non-GAAP income from operations as a percentage of total net revenues. Non-GAAP net income/(loss) is net income/(loss) excluding share-based compensation expenses. Non-GAAP net margin is non-GAAP net income as a percentage of total net revenues. Non-GAAP net income (loss) attributable to ordinary shareholders is net income (loss) attributable to ordinary shareholders excluding share-based compensation expenses. Non-GAAP net income (loss) attributable to ordinary shareholders per ADS is non-GAAP net income (loss) attributable to ordinary shareholders divided by weighted average number of shares multiplied by three.

The Company presents the non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s operating performance and formulate business plans. Non-GAAP income/(loss) from operations and non-GAAP net income/(loss) enable the Company’s management to assess the Company’s operating results without considering the impact of share-based compensation expenses. The Company also believes that the use of the non-GAAP measures facilitate investors’ assessment of the Company’s operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income/(loss) from operations and non-GAAP net income/(loss) is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation expenses have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP income/(loss) from operations and non-GAAP net income/(loss). Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About Baozun Inc.

Baozun is the leading brand e-commerce solutions provider in China that helps brand partners execute their e-commerce strategies. The Company's integrated capabilities encompass all aspects of the e-commerce value chain, covering IT solutions, store operations, digital marketing, customer services, warehousing and fulfillment. The Company helps brand partners execute their e-commerce strategies in China by selling their goods directly to customers online or by providing services to assist with their e-commerce operations.

For more information, please visit http://ir.baozun.com

For investor and media inquiries, please contact:

Baozun Inc.

Ms. Caroline Dong

ir@baozun.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of
	December 31, 2015	March 31, 2016	March 31, 2016
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	787,257	673,419	104,438
Restricted cash	48,144	40,900	6,343
Short-term investment	50,000	10,000	1,551
Accounts receivable, net	364,782	368,013	57,074
Inventories	334,347	396,426	61,480
Advances to suppliers	34,668	55,009	8,531
Deferred tax assets	13,815	13,940	2,162
Prepayments and other current assets	112,122	102,914	15,961
Amounts due from related parties	37,565	47,976	7,440
Total current assets	1,782,700	1,708,597	264,980

Non-current assets
Investments in cost method investees	13,307	20,057	3,111
Property and equipment, net	59,208	75,361	11,688
Intangible assets, net	20,128	20,796	3,225
Other non-current assets	13,830	14,907	2,312
Total non-current assets	106,473	131,121	20,336

Total assets	1,889,173	1,839,718	285,316

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of
	December 31, 2015	March 31, 2016	March 31, 2016
	RMB	RMB	US$

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	457,493	486,722	75,484
Note payable	31,088	-	-
Income tax payable	7,793	10,683	1,657
Accrued expenses and other current liabilities	150,859	138,548	21,487
Amounts due to related parties	7,469	7,469	1,158
Total current liabilities	654,702	643,422	99,786
Total liabilities	654,702	643,422	99,786

Shareholders’ equity:
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized, 148,527,064 shares issued and outstanding as of March 31, 2016)	93	91	14
Additional paid-in capital	1,535,665	1,494,919	231,842
Accumulated deficit	(320,499)	(316,379)	(49,066)
Accumulated other comprehensive income	19,212	17,665	2,740
Total shareholders' equity	1,234,471	1,196,296	185,530

Total liabilities and shareholders’ equity	1,889,173	1,839,718	285,316

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data and per ADS data)

	Three months ended March 31
	2015	2016
	RMB	RMB	US$

Net revenues
Product sales	353,653	465,669	72,219
Services	123,546	202,519	31,408
Total net revenues	477,199	668,188	103,627

Operating expenses (1)
Cost of products	(322,929)	(410,805)	(63,710)
Fulfillment	(52,149)	(92,969)	(14,418)
Sales and marketing	(73,888)	(119,443)	(18,524)
Technology and content	(12,607)	(21,160)	(3,282)
General and administrative	(12,402)	(20,328)	(3,153)
Other operating (expense) income, net	(474)	520	81
Total operating expenses	(474,449)	(664,185)	(103,006)
Income from operations	2,750	4,003	621
Other income
Interest income	575	2,803	435
Exchange (loss) gain	(505)	79	12
Income before income tax and share of loss in equity method investment	2,820	6,885	1,068
Income tax benefit (expense)	986	(2,765)	(429)
Income before share of loss in equity method investment	3,806	4,120	639
Share of loss in equity method investment	(1,824)	-	-
Net income	1,982	4,120	639
Change in redemption value of convertible redeemable preferred shares	(25,332)	-	-
Net (loss) income attributable to ordinary shareholders	(23,350)	4,120	639

Net (loss) income per share:
Basic	(0.83)	0.03	0.00
Diluted	(0.83)	0.03	0.00
Net (loss) income per ADS:
Basic	(2.49)	0.09	0.01
Diluted	(2.49)	0.09	0.01
Weighted average shares used in calculating net (loss) income per ordinary share
Basic	28,058,820	148,876,209	148,876,209
Diluted	28,058,820	159,274,427	159,274,427

Net income	1,982	4,120	639
Other comprehensive loss, net of tax:
Foreign currency translation adjustment	(50)	(1,547)	(240)
Comprehensive income	1,932	2,573	399

(1) Share-based compensation expenses are allocated in operating expenses items as follows:

	Three months ended March 31
	2015	2016
	RMB	RMB	US$

Fulfillment	345	462	72
Sales and marketing	2,808	4,340	673
Technology and content	968	1,848	287
General and administrative	1,541	3,377	524
	5,662	10,027	1,556

Baozun Inc.

Reconciliations of GAAP and Non-GAAP Results

(in thousands, except for share and per ADS data)

	Three months ended March 31
	2015	2016

Income from operations	2,750	4,003	621
Add: Share-based compensation expenses	5,662	10,027	1,556
Non-GAAP income from operations	8,412	14,030	2,177

Net income	1,982	4,120	639
Add: Share-based compensation expenses	5,662	10,027	1,556
Non-GAAP net income	7,644	14,147	2,195

Net (loss) income attributable to ordinary shareholders	(23,350)	4,120	639
Add: Share-based compensation expenses	5,662	10,027	1,556
Non-GAAP net (loss) income attributable to ordinary shareholders	(17,688)	14,147	2,195

Non-GAAP net (loss) income attributable to ordinary shareholders per ADS:
Basic	(1.89)	0.29	0.04
Diluted	(1.89)	0.27	0.04
Weighted average shares used in calculating net (loss) income per ordinary share
Basic	28,058,820	148,876,209	148,876,209
Diluted	28,058,820	159,274,427	159,274,427